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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __________)*

Pure Biofuels Corp.

(Name of Issuer)

Common, $0.001 par value per share

(Title of Class of Securities)

74621R 104

(CUSIP Number)

Luis Humberto Goyzueta
Calle Los Euchariz 150 Opto 201 Monterrico, Surco, Lima 33, Peru
Telephone No. (51) (1) 221-7365

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74621R 104
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Luis Humberto Goyzueta
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❒ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (personal funds)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) q
6.	Citizenship or Place of Organization: Peruvian
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	13,002,990 common shares
	8.	Shared Voting Power	-0-
	9.	Sole Dispositive Power	13,002,990 common shares
	10.	Shared Dispositive Power	-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,002,990 common shares
12.	Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❒
13.	Percent of Class Represented by Amount in Row 11 23.6%
14.	Type of Reporting Person (See Instructions) IN (Individual)

Note (1):  Percentage ownership calculated based upon an aggregate of 55,031,228 shares outstanding as of September 15, 2006.

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $.001 per share, of Pure Biofuels Corp., a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are presently located at Suite 203 - 910 Richards Street, Vancouver, British Columbia, Canada V6B 3C1.

Item 2. Identity and Background

(a)  The name of the person filing this statement is Luis Humberto Goyzueta.

(b)  Mr. Goyzueta has a business address of Av. Canaval y Moreyra 380, Of 402, San Isidro, Lima, Peru.

(c)  Mr. Goyzueta is the president and CEO and a director of Pure Biofuels Corp., and the General Manager of our Pure Biofuels del Peru SAC ("Pure Biofuels Peru"), a subsidiary of the Issuer.

(d)  During the last five years, Mr. Goyzueta has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Goyzueta has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship - Peruvian.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Goyzueta was the holder of 433 common shares of Pure BioFuels Peru.  On September 15, 2006, the Issuer acquired the 433 common shares of Pure Biofuels Peru  from Mr. Goyzueta and in exchange the Issuer issued Mr. Goyzueta 13,002,990 common shares of Pure Biofuels Corp.  Mr. Goyzueta uses personal funds for the acquisition of shares of Pure Biofuels Peru.

Item 4. Purpose of Transaction

Mr. Goyzueta acquired the securities of the Issuer for investment purposes.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, Mr. Goyzueta may purchase additional securities of the Issuer or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr. Goyzueta reserves the right to actively pursue various proposals which could relate to or would result in:

(a)  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages.

(b)  The powers that the reporting person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages.

(c)  All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2006

/s/ Luis Goyzueta
Luis Humberto Goyzueta

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)